DM Products, Inc.
P.O. Box 2458
Walnut Creek, CA 94595

July 29, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention: Michelle Lacko

Re:           DM Products, Inc.
Amendment No. 1 to Form S-1
Filed June 22, 2010
File No.: 333-165961

Dear Ms. Lacko:

I write on behalf of DM Products, Inc., (the “Company”) in response to Staff’s letter of July 9, 2010, by Michelle Lacko, Staff Attorney, Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 on Form S-1, filed June 22, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

registration statement

cover page

1.	we note your response to our prior comment 2; however, we were unable to locate the standard industrial classification code number 5963. please revise to include a valid sic code or advise.

In response to this comment, the Company revised the SIC Code to 5961.

prospectus cover page

2.	please remove the 3 bullet points on the cover page indicating how the shares were obtained by the selling shareholders, as that is not necessary information on the cover page.

In response to this comment, the Company removed the bullet points.

prospectus

dealer prospectus delivery obligation, page 4

3.	we note your response to our prior comment 50; however, please delete this disclosure from page 4 and move it to the outside back cover page of the prospectus.

In response to this comment, the Company moved the Dealer Prospectus Delivery Obligation as requested.

summary, page 4

4.
we note your response to our prior comment 4; however, please revise to briefly discuss how you “coordinate” the process of marketing products.  you should also discuss the “in-house” capabilities which would allow you to manage an infomercial campaign, including any prior experience with such endeavors and whether you possess the necessary equipment.  similarly revise your description of business section.

In response to this comment, the Company expanded its disclosure as requested.

5.
please clarify what you mean by you have “exploited” the banjo minnow.  clarify what your company does in terms of that product.  please clarify if dm products does any exploiting of the product or is it just through the joint venture.

In response to this comment, the Company expanded its disclosure as requested.

6.	please refer to the third paragraph under this heading. please revise to state as a belief that you have the contacts and capability of managing an infomercial campaign “in house.”

In response to this comment, the Company expanded its disclosure as requested.

7.	refer to the third paragraph under this heading. please revise to provide the amount of royalties you received in fiscal year 2009 from the sales of the banjo minnow to the extent practicable.

In response to this comment, the Company expanded its disclosure as requested.

8.	similarly revise the sixth paragraph to provide quantitative information regarding your revenues and net income or net loss for the most recent audited period and interim stub.

In response to this comment, the Company expanded its disclosure as requested.

9.	revise to remove references to wal-mart and bass pro in the sixth paragraph on page 4 unless you have established commercial relationships with these entities.

In response to this comment, the Company revised its disclosure accordingly.

10.
we note your response to our prior comment 5; however, please revise to include disclosure regarding the anticipated costs of your future plans, such as introducing one campaign each calendar year and equipping call centers with “upsell” incentives and the capability to initiate follow-up calls.  also, provide an outline of the time frame for each material step in the process for your future plans, such as the steps involved in introducing a new campaign.  similarly revise your discussion of all future plans here and in your description of business section to include in the discussion any costs to you and the availability of financing.

In response to this comment, the Company expanded its disclosure as requested.

11.
in this regard, we note that you have indicated that you do not currently have a source of financing for future plans, but discuss some options.  please balance the disclosure here to indicate that there is no guarantee that future financing will be available to you.

In response to this comment, the Company expanded its disclosure as requested.

12.
we note your response to our prior comment 7; however, please revise the second to last sentence in the second  paragraph on page 5 to indicate, if true, that although you have reached a level of profitability since inception, you have operated with limited operating capital and will continue to face immediate and substantial cash needs. provide quantitative information regarding your profitability and clarify that there can be no guarantee that your company will show a net profit in 2010, or ever.

In response to this comment, the Company expanded its disclosure as requested.

13.
we note your response to our prior comment 8; however, please revise the first sentence of the first paragraph under this heading to clarify, if true, that you are in the business of locating inventive products and coordinating the process of marketing those products on infomercials and, in the future, you intend to use other distribution channels.  similarly revise the fifth paragraph under this heading and your description of business section to clarify, if true, that although you expect to derive profits from inbound sales, outbound sales, up sells and retail distribution, you currently deal only in infomercials.

In response to this comment, the Company expanded its disclosure as requested.

risk factors, page 6

14.
we note your response to our prior comment 11; however, please revise the second sentence of the first paragraph to clearly indicate that you have discussed all known material risks, rather than your “most significant” risks and uncertainties.

In response to this comment, the Company revised the disclosure as requested.

because the current poor economic climate, page 7

15.
please revise this risk factor into two separate risk factors, each with its own appropriate subheading to discuss the two separate risks indentified.  one risk factor should discuss the effect of depressed discretionary spending on your company and the second should discuss effects the tightened credit markets.

In response to this comment, the Company split the two risk factors as requested.

selling shareholders, page 16

16.
we note that in response to our prior comment 18, you describe transactions in which selling shareholders received 84,100,000 shares of your common stock.  please revise your disclosure on page 16 to quantify the number of shares each selling shareholder is selling in relation to the total amount received.

In response to this comment, the Company included the number of shares as requested.

17.
we note your response to our prior comment 19 and reissue.  please clarify beneficial ownership for each selling shareholder by identifying who has voting control over the shares.  for example, does adam b. zucker or christinea l. zucker beneficially own 572,000 shares?

In response to this comment, the Company revised the disclosure accordingly.

18.
we note your response to our prior comment 22; however, please revise the table to list each individual or trust once and include the total amount of securities owned by each security holder prior to the offering, the amount to be offered and the amount held after completion of the offering.

In response to this comment, the Company revised the table as requested.

19.
we note your response to our prior comment 23; however, please confirm to us that otto m. slater and luciels w. slater are the trustees of the rigsby living trust dtd or revise footnote 32.  similarly revise each footnote, as necessary, so that the footnote relates to the correct selling shareholder.

In response to this comment, the Company revised its disclosures to correctly footnoted the right selling shareholders.

description of business, page 40

20.	we note your response to our prior comment 6 and reissue in part; please define the terms direct response model and direct response television sales the first time they are used in the text.

In response to this comment, the Company defined these terms in the Summary section.

21.
we note your response to our prior comment 28 and reissue.  please revise the first paragraph on page 41 to discuss the consideration that banjo buddies received from direct success, llc #2 in exchange for the exclusive rights to banjo minnow or any ongoing consideration or royalties.  also, please disclose, if true, that in march 2007 direct success granted banjo buddies the right to license banjo minnow and the privilege for internet sales and small parts sales of this product.  you should also discuss the current right of direct success to receive royalties for internet and part sales from banjo buddies.

In response to this comment, the Company expanded its disclosure as requested.

22.	please tell us about your “established relationship” with script-to-screen.

In response to this comment, the Company expanded its disclosure as requested.

consolidated statements of stockholders’ equity, page f-15

23.
we note your response to our prior comment number 32 and the disclosures that have been added to note 13 in response to our comment.  in this regard, we note that the retained earnings adjustment aggregating $13,051 made during 2009 represented the correction of two 2008 transactions that were corrected during 2009.  please explain why you believe it was appropriate to reflect these corrections in 2009 rather than restating the company’s 2008 financial statements.  as part of your response, please quantify the impact each of these error corrections would have had on your 2008 financial statements including the specific line items in your financial statements which would have been affected.  we may have further comment upon receipt of your response.

In response to this comment, the Company revised note 13 to include the requested information.

note 1. summary of significant accounting policies, page f-6

24.
 we note your response to previous comment number 3 and the added disclosure in note 1, under “revenue and cost recognition”.  reference is made to the last sentence, indicating “the revenues are strictly based on the contractual obligation contained in the agreement with tristar products, inc. which are the royalties received from the sales of the banjo minnow”.  please expand this disclosure to indicate the terms of this contractual royalty arrangement with tristar products inc. including the percentage or dollar amounts of royalties received from the sales of the banjo minnow.  we may have further comment upon review of your revised disclosures.

In response to this comment, the Company expanded its disclosure as requested.

stock-based compensation, page f-18

25.
we note your response to previous comment number 34, and reissue the comment.  the disclosure titled “stock-based compensation expense” in note 1 to your financial statements indicates that $10,040 of stock-based compensation expense was incurred and should have a reference to note 10.  please revise to make reference to note 10 rather than note 11.

In response to this comment, the Company revised the disclosures as requested.

new accounting policies in 2009 and 2010, page f-19

26.
we note your response to our prior comment number 35 but continue to note that appropriate changes have not been reflected in the unaudited financial statements.  based on the disclosures provided in this section, it appears that the effective dates for the company for certain new accounting pronouncements discussed in this section are in error.  for example, we note that the new guidance under asc top 810 is listed as being effective for the company on november 1, 2009.  however, based on the guidance outlined in asc top 810-10-65-2, this guidance is required to be adopted for an entity’s first annual reporting period that begins november 15, 2009, which for the company would be january 1, 2010.  please revise this section of the financial statements to ensure that the discussion of any new accounting pronouncements refers to the appropriate effective dates of the new pronouncements.

In response to this comment, the Company revised the notes to financials as requested.

note 7.  royalties waived, page f-21

27.
we note your response to previous comment number 36 and your revised disclosures.  please expand your disclosure to indicate whether the fact that the amount waived is irrevocable is supported by a legally binding agreement, or describe how you determined that the waived amount is irrevocable.  also please clarify in your disclosure whether the royalties waived were previously expensed and paid or indicate whether these royalties remained unpaid and accrued at the date the waiver was granted and indicate the date of the waiver agreement.  in addition, since all future royalties have been waived, supplementally advise us whether the agreement between the parties have been or will be revised.  we may have further comment upon receipt of your response and our review of your revised disclosures.

In response to this comment, the Company expanded its disclosure as requested.

management discussion and analysis of financial condition, page 45

28.
we note your response to our prior comment 14 and reissue in part.  please revise your md&a section to disclose your monthly “burn rate” and the month you will run out of money assuming no change in present trends.

In response to this comment, the Company revised its disclosures as requested.

results of operations, page 47

29.
we note your response to previous comment number 44 and reissue our prior comment.  we believe this is necessary since you have not provided an in-depth discussion of the facts and circumstances responsible for significant fluctuations in revenues and expenses during the three months ended march 31, 2010 as compared to the three months ended march 31, 2009 such as the decrease in revenues, since the seasonality you’ve indicated would have applied to the same period of the previous year.  please revise to provide an in-depth discussion of the company’s results of operations that provides further analysis and insight into the facts and circumstances responsible for changes in the various categories of revenues and expenses during the periods presented in the company’s financial statements, for both the year end and the interim financial statements.  your revised discussion should explain the factors responsible for any increases and/or decreases in the company’s most significant revenue and expense categories.

In response to this comment, the Company revised its MD&A as requested.

liquidity and capital resources, page 48

30.
we note your response to previous comment number 45 and reissue the comment.  please expand your disclosure to indicate the consequences to your business in the event you are unable to successfully obtain additional products or financing that will increase your profitability, similar to the discussion in the second risk factor related to your business where you indicate that in the event you cannot raise needed additional capital, you may have to cease operations.

In response to this comment, the Company included the requested disclosures.

executive overview, page 45

31.	please delete the words “unique and innovative” in the opening paragraph.

In response to this comment, the Company deleted the words as requested.

directors and executive officers, page 49

32.
we note your response to our prior comment 46; however, please delete your statement that mr. cockrum has extensive management experience in general business operations, human resources, sales, permit procurement, financial planning, development, warehouse construction, distribution and fulfillment.  instead, describe the relative experience, including the name of the corporation and job position which allowed mr. cockrum to gain such experience.

In response to this comment, the Company revised the disclosure accordingly.

summary compensation table, page 51

33.
we note your response to our prior comment 47; however, please provide a cross reference in your footnote 1 to note 10 to the financial statements, also, please revised footnote 1 to disclose the aggregate grant date fair valued of the stock awards computed in accordance with fasb asc topic 718.

In response to this comment, the Company included the cross reference as requested.

compensation of directors, page 52

34.
we note your response to our prior comment 48; however, please revise the summary compensation table to indicate, by footnote or otherwise, the amount of compensation mr. james r. clarke received for his work as secretary/treasurer and the amount he received for his work as a director.  alternatively, revise to include a director compensation table.  refer to item 402(r) of regulation s-k.

In response to this comment, the Company included in the footnote the amounts he received for his work as an officer and a director.

part ii. information not required in the prospectus, page 55 item 15.  recent sales of unregistered securities, page 56

35.
we note your response to our prior comment 53 and reissue.  please revise to disclose the aggregate amount of consideration received by the company for each of the disclosed transactions.  for example, in 2007, you issued 8,000,000 shares of restricted common stock to kurtis cockrum.  disclose the value of the services mr. cockrum performed as president of the company in exchange for the shares.  similarly revise throughout this section.

In response to this comment, the Company included the amount of consideration as requested.

36.	we note your response to our prior comment 54; however, please also include this disclosure under the subheading shares issued for executive compensation on page 57 or advise.

In response to this comment, the Company revised the disclosure as requested.

item 17.  undertakings, page 59

37.
we note your response to our prior comment 56; however, please delete sentence 4(a), which states “if the company is relying on rule 430b,” and sentence 4(b), which states “if the company is subject to rule 430c.”  you should not give the impression that there is uncertainty as to the rule upon which the company is relying.

In response to this comment, the Company deleted the phrases as requested.

exhibit 5.1

38.	we note your response to our prior comment 58; however, please provide an opinion that the shares are non-assessable.

In response to this comment, counsel revised the opinion accordingly.

other

39.
the financial statements should be updated, as necessary, to comply with rule 8-08 of regulation s-x at the effective date of the registration statement.  in this regard, note that interim financial statements are required to be updated on august 13, 2010 pursuant to rule 8-08 of regulation s-x.

In response to this comment, the Company acknowledges the comment.

40.
the consent from the independent public accountants included in your filing is not dated.  please include a currently dated consent from the independent public accountants in future amendments.  also, please ensure that the consent refers to the appropriate filing date for the amendment.

In response to this comment, the Company included a consent.

The Company acknowledges the following: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kurtis Cockrum
Kurtis Cockrum